Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with SBS World News, Ricardo Goncalves

Ricardo Goncalves:

Meg what could Woodside do as a merged company, that it couldn’t do as a standalone?

Meg O’Neill:

Yeah, it’s, it’s I think worth reflecting just a moment on what a tremendous day it’s been for Woodside so announcing the merger with BHP Petroleum’s business and taking a final investment decision on Scarborough really makes this a historic time in Woodside’s corporate life. As a merged company, we will have greater geographic diversity. We will have a portfolio of tier one assets in Australia, the Gulf of Mexico, Trinidad and Tobago, and it will give us tremendous optionality as we look forward to invest in not just traditional hydrocarbon projects, but also some of the new energy opportunities. And we’ll have the cash flow, the balance sheet strength, and the diversification of opportunities to really deliver tremendous return to shareholders across the cycle.

Ricardo Goncalves:

On Scarborough, it’s a 16 and a half billion dollar project, the biggest oil and gas development in Australia in about a decade. What does it say about Woodside and Australia’s role in this type of energy production and supply?

Meg O’Neill:

And the question of course, coming on the heels of COP26 is a very timely one. As we look to the world’s decarbonisation commitments, one of the things that’s really apparent is gas has a very important role to play to help the world meet those commitments. When the world is looking to continue to power economic growth. To lift people out of poverty, you need energy for that. And when you look at the choices between energy sources, gas is for the same energy content has half the emissions of coal. So when we look at the places where our gas is going, we see a huge opportunity for those nations as they decarbonise to not just use the amount of gas they’re using today but to even increase their gas use as they work towards that net zero future.

Ricardo Goncalves:

How do you deal with opponents of such projects or the expansion of oil exploration?

Meg O’Neill:

Look, I think it’s important to have a good conversation with stakeholders. Obviously decarbonisation is extraordinarily important. Climate change is one of the biggest challenges facing the world today. And as an energy producer, we recognise we’ve got a particularly important role to play. So we have our own decarbonisation commitments we’ve committed to reducing our net emissions by 30% by 2030. On a pathway to net zero by 2050. We’re taking steps to deliver those outcomes and looking at and in investing in ways to remove CO2 from the atmosphere. But we balanced that with an understanding that to help the world continue to develop and to meet their energy needs that a safe, reliable, affordable and relatively lower emissions intensity feel like LNG absolutely has a role to play.

Ricardo Goncalves:

It’s a long time away 2050 - how do you see the company I mean, what will you be pulling out of the ground?

Meg O’Neill:

Yeah, look, my vision is that Woodside thrives through the energy transition. We’ve got a near term portfolio of opportunities that I think will be tremendous in terms of generating the cash flow that we need to deliver future investment opportunities. But we are progressing our investment in new energy opportunities. And we’ve announced a couple of projects recently in Tasmania and Perth, pretty early stages, but we’re working closely with a number of customers to understand how they might off take products like ammonia or liquid hydrogen at scale. So, we see ourselves transitioning over time to invest more in that space, but still being supported by very significant cash flows from our existing portfolio.

Ricardo Goncalves:

And just finally, you’ve been in the resources space for more than 30 years and you’re one of only a handful of female CEOs on the ASX 200. Woodside’s LGBTI employee network has been recognised as a national level, so would love to know more about diversity and inclusion Woodside and what do you think your role is personally especially in an industry where the workforce like is can be perceived as quite homogenous.

Meg O’Neill:

As a CEO, I think my job is to champion diversity and inclusion. And both of those attributes of course are important. So diversity means are we building a workforce with a diverse composition looking at gender, ethnicity, race, sexual orientation, neuro ability, for example. But inclusion is about setting up a culture where all of those people can thrive and that’s where I think the magic really lies is setting up a culture where people can speak up where they can put their ideas forward where they can robustly debate ideas, and really capture value from the diversity that’s within the organisation. And I view my role as being the champion of that culture.

Ricardo Goncalves:

Thank you. Appreciate your time. Thank you very much.

Meg O’Neill:

Bye.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.